# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CASSAVA SCIENCES INC, CIK 0001069530
CUSIP: 14817C107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6801 N CAPITAL OF TEXAS HIGHWAY, 6801 N CAPITAL OF TEXAS HIGHWAY, AUSTIN, Texas (TX), 78731
Date of event which requires filing of this statement: 08/16/2024
Amends the filing with accession number 0001965621-24-000001
Filed by CIK 0001965621

## Reporting persons
- Nachtrab Matthew: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,267,636; sole dispositive power 2,267,636; aggregate amount beneficially owned 2,267,636 (4.7% of the class)

## Item 1. Issuer
Name of issuer: CASSAVA SCIENCES INC
Address of issuer's principal executive offices: 6801 N CAPITAL OF TEXAS HIGHWAY, 6801 N CAPITAL OF TEXAS HIGHWAY, AUSTIN, TEXAS, 78731.

## Item 2. Person Filing
Name of person filing: Matthew Joseph Nachtrab
Address of principal business office or, if none, residence:
116 Adalia Ave.
Tampa, FL 33606
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2267636
Percent of class: 4.7%
Sole power to vote or to direct the vote: 2267636
Sole power to dispose or to direct the disposition: 2267636

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Nachtrab Matthew: Matthew Nachtrab, Individual Investor (11/26/2024)